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                             January 30, 2023

       Daniel Marx
       General Counsel
       Trian Fund Management, L.P.
       280 Park Avenue
       41st Floor
       New York, New York 10017

                                                        Re: The Walt Disney
Company
                                                            PRRN14As (2) filed
January 27, 2023
                                                            Filed by Trian Fund
Management, L.P. et al.
                                                            SEC File No.
0-21392

       Dear Daniel Marx:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Page number references below are to the second revised preliminary proxy statement filed on
       January 27, 2023. Defined terms have the same meaning as in that proxy statement.

       PRRN14A filed January 27, 2023

       Trian Alternate Nominee, page 4

   1. We note the disclosure in the revised proxy statements and in your response to our prior comment 2 in your
response letter dated January 27, 2023. Please note that in our view,
                                                        Rule 14a-9 requires you
to file and disseminate revised proxy materials promptly if Trian makes a determination
to substitute Matthew Peltz for Nelson Peltz. In our view, failure to promptly disclose an
actual decision to make a substitution under the circumstances present here would
represent a material omission.
 Daniel Marx
Trian Fund Management, L.P.
January 30, 2023
Page 2


Proxy Information, page 24

2. We note the following disclosure which appears in several places in the second proxy statement filed on January 27, 2023:

         - "If you sign, do not mark and return a BLUE voting instruction form to
         Broadridge, Trian believes that Broadridge will not vote your shares so as to create the effect of a 'WITHHOLD' vote on all of the nominees."

         - "However, if you vote for more than eleven nominees on a BLUE voting instruction form returned directly to Broadridge, Trian believes that Broadridge may invalidate all your votes on Proposal 1 and your votes on Proposal 1 may not be counted."

         The proxy statement should be clear on the treatment of over voted and signed but unmarked voting instruction forms. Please revise to remove the qualifying language above, after discussing with all necessary third parties to ensure accuracy.
General

3. We note the various references to Rule 14a-4(c)(1), which would appear to be inappropriate, given that 14a-4(c)(1) relates to the use of discretionary authority by registrants. Please revise, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameDaniel Marx                                   Sincerely,
Comapany NameTrian Fund Management, L.P.
                                                                Division of
Corporation Finance
January 30, 2023 Page 2                                         Office of
Mergers & Acquisitions
FirstName LastName